SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 30 September 2008

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

Exhibit	1.1	Transaction in Own Shares announcement released on 1 September 2008
Exhibit	1.2	Transaction in Own Shares announcement released on 2 September 2008
Exhibit	1.3	Transaction in Own Shares announcement released on 4 September 2008
Exhibit	1.4	Transaction in Own Shares announcement released on 5 September 2008
Exhibit	1.5	Transaction in Own Shares announcement released on 8 September 2008
Exhibit	1.6	Transaction in Own Shares announcement released on 9 September 2008
Exhibit	1.7	Transaction in Own Shares announcement released on 10 September 2008
Exhibit	1.8	Director/PDMR Shareholding announcement released on 10 September 2008
Exhibit	1.9	Transaction in Own Shares announcement released on 11 September 2008
Exhibit	2.0	Transaction in Own Shares announcement released on 12 September 2008
Exhibit	2.1	Transaction in Own Shares announcement released on 15 September 2008
Exhibit	2.2	Director/PDMR Shareholding announcement released on 15 September 2008
Exhibit	2.3	Transaction in Own Shares announcement released on 16 September 2008
Exhibit	2.4	Transaction in Own Shares announcement released on 17 September 2008
Exhibit	2.5	Director/PDMR Shareholding announcement released on 17 September 2008
Exhibit	2.6	Transaction in Own Shares announcement released on 18 September 2008
Exhibit	2.7	Transaction in Own Shares announcement released on 19 September 2008
Exhibit	2.8	Director/PDMR Shareholding announcement released on 22 September 2008
Exhibit	2.9	Director/PDMR Shareholding announcement released on 23 September 2008
Exhibit	3.0	Director/PDMR Shareholding announcement released on 24 September 2008
Exhibit	3.1	Director/PDMR Shareholding announcement released on 24 September 2008
Exhibit	3.2	Transaction in Own Shares announcement released on 25 September 2008
Exhibit	3.3	Total Voting Rights announcement released on 30 September 2008
Exhibit	3.4	Director/PDMR Shareholding announcement released on 30 September 2008

Exhibit 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 1 September 2008

BP p.l.c. announces that on 29 August 2008, it purchased for cancellation 1,500,000 ordinary shares at prices between 520.75 pence and 530.50 pence per share.

Following the above transaction BP p.l.c. holds 1,902,245,127 ordinary shares in Treasury, and has 18,743,391,402 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 2 September 2008

BP p.l.c. announces that on 1 September 2008 it transferred to participants in its employee share schemes 3,658,959 ordinary shares at prices between 350.00 pence and 441.00 pence. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds 1,898,586,168 ordinary shares in Treasury, and has 18,747,050,361 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 4 September 2008

BP p.l.c. announces that on 3 September 2008, it purchased for cancellation 2,725,000 ordinary shares at prices between 507.50 pence and 517.50 pence per share.

BP p.l.c. also announces that on 3 September 2008 it transferred to participants in its employee share schemes 3,616 ordinary shares at prices between 386.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,898,582,552 ordinary shares in Treasury, and has 18,744,340,977 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.
Tel: 020 7496 4632

Exhibit 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 5 September 2008

BP p.l.c. announces that on 4 September 2008, it purchased for cancellation 2,150,000 ordinary shares at prices between 507.75 pence and 527.25 pence per share.

Following the above transaction BP p.l.c. holds 1,898,582,552 ordinary shares in Treasury, and has 18,742,190,977 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 8 September 2008

BP p.l.c. announces that on 5 September 2008, it purchased for cancellation 2,220,000 ordinary shares at prices between 500.50 pence and 512.00 pence per share.

Following the above transaction BP p.l.c. holds 1,898,582,552 ordinary shares in Treasury, and has 18,739,970,977 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 9 September 2008

BP p.l.c. announces that on 8 September 2008, it purchased for cancellation 808,639 ordinary shares at prices between 510.25 pence and 515.88 pence per share.

BP p.l.c. also announces that on 8 September 2008 it transferred to participants in its employee share schemes 2,252,792 ordinary shares at prices between 350.00 pence and 441.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,896,329,760 ordinary shares in Treasury, and has 18,741,416,012 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 10 September 2008

BP p.l.c. announces that on 9 September 2008, it purchased for cancellation 2,440,690 ordinary shares at prices between 504.25 pence and 520.00 pence per share.

Following the above transaction BP p.l.c. holds 1,896,329,760 ordinary shares in Treasury, and has 18,738,975,322 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 1.8

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 10 September 2008

BP p.l.c. was advised on 10 September 2008 by Computershare Plan Managers that on 10 September 2008 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at £5.0725 per share through participation in the BP ShareMatch UK Plan:-

Directors

Dr A.B. Hayward     67 shares
Mr I.C. Conn            67 shares

Other

Persons Discharging Managerial Responsibilities

Mr R Bondy              64 shares
Mrs V. Cox              67 shares
Mr J. Mogford          67 shares
Mr S. Westwell        67 shares

This notice is given in fulfillment of the obligation under DTR 3.1.4(1)(a)R.

Exhibit 1.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 11 September 2008

BP p.l.c. announces that on 10 September 2008, it purchased for cancellation 2,200,000 ordinary shares at prices between 500.50 pence and 510.00 pence per share.

BP p.l.c. also announces that on 10 September 2008 it transferred to participants in its employee share schemes 12,838 ordinary shares at prices between 386.00 pence and 500.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,896,316,922 ordinary shares in Treasury, and has 18,736,793,080 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.0

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 12 September 2008

BP p.l.c. announces that on 11 September 2008, it purchased for cancellation 2,800,000 ordinary shares at prices between 497.75 pence and 510.75 pence per share.

Following the above transaction BP p.l.c. holds 1,896,316,922 ordinary shares in Treasury, and has 18,733,994,232 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 15 September 2008

BP p.l.c. announces that on 12 September 2008, it purchased for cancellation 2,200,000 ordinary shares at prices between 502.50 pence and 511.00 pence per share.

Following the above transaction BP p.l.c. holds 1,896,316,922 ordinary shares in Treasury, and has 18,731,794,232 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.
Tel: 020 7496 4632

Exhibit 2.2

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 15 September 2008

We were advised on 12 September 2008 by Computershare Plan Managers that the following Directors and senior executive (all persons discharging managerial responsibility in BP p.l.c.) received the numbers of BP ordinary shares (ISIN number GB0007980591) and at the prices shown opposite their names on 8 September 2008, as a result of reinvestment of dividends on shares held through the BP Sharematch UK, BP Sharematch UK (Overseas) Plans and BP Global Sharematch:-

Directors

Name                          No. Shares    Price

Dr. A.B. Hayward        85 shares       £5.17 per share
Mr. I. C. Conn             85 shares       £5.17 per share
Mr A G Inglis               72 shares       £5.17 per share

Other Persons Discharging Managerial Responsibility

Name                         No. Shares    Price

Mr J. Mogford            85 shares        £5.17 per share
Mr S Westwell            6 shares          £5.17 per share
Mr S Westwell            7 shares          £5.213364 per share

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 2.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 16 September 2008

BP p.l.c. announces that on 15 September 2008, it purchased for cancellation 2,700,000 ordinary shares at prices between 484.00 pence and 500.00 pence per share.

BP p.l.c. also announces that on 15 September 2008 it transferred to participants in its employee share schemes 1,796,787 ordinary shares at prices between 350.00 pence and 502.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,894,520,135 ordinary shares in Treasury, and has 18,730,891,019 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 17 September 2008

BP p.l.c. announces that on 16 September 2008, it purchased for cancellation 2,325,000 ordinary shares at prices between 471.50 pence and 486.00 pence per share.

Following the above transaction BP p.l.c. holds 1,894,520,135 ordinary shares in Treasury, and has 18,728,566,019 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.5

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 17 September 2008

BP p.l.c. was notified today, 17 September 2008, by Computershare Plan Managers, that Mr I.C. Conn, a Director of BP p.l.c., acquired 1,456 BP Ordinary shares (ISIN number GB0007980591) on 17 September 2008 at £3.50 per share through the exercise of SAYE options to purchase shares.

This notice is given in fulfillment of the obligation under section 324(5) of the Companies Act 1985 and DR3.1.2R.

Exhibit 2.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 18 September 2008

BP p.l.c. announces that on 17 September 2008, it purchased for cancellation 2,950,000 ordinary shares at prices between 473.00 pence and 484.25 pence per share.

BP p.l.c. also announces that on 17 September 2008 it transferred to participants in its employee share schemes 1,022,768 ordinary shares at prices between 350.0 pence and 500.0 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,893,497,367 ordinary shares in Treasury, and has 18,726,655,887 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 2.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 19 September 2008

BP p.l.c. announces that on 18 September 2008, it purchased for cancellation 2,050,000 ordinary shares at prices between 464.75 pence and 481.50 pence per share.

BP p.l.c. also announces that on 18 September 2008 it transferred to participants in its employee share schemes 10,888 ordinary shares at prices between 507.25 pence and 613.00 pence. These shares were previously held as treasury shares.

Following the above transactions BP p.l.c. holds 1,893,486,479 ordinary shares in Treasury, and has 18,724,630,671 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.  Tel: 020 7496 4632

Exhibit 2.8

BP p.l.c. - Director/PDMR Shareholding

BP p.l.c. - 22 September 2008

BP p.l.c. was advised on 19 September 2008, by Equiniti that Mr. I.C. Conn, a Director of BP p.l.c. received 373 BP Ordinary shares (ISIN number GB0007980591) on 15 September 2008 @ £5.213364 per share,  through the BP Dividend Reinvestment Plan.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 2.9

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 23 September 2008

BP p.l.c. was advised on 23 September 2008 by Fidelity Stock Plan Services LLC that the following senior executives (persons discharging managerial responsibility) received the numbers of BP ADSs (ISIN no. US0556221044) shown opposite their names on 8 September 2008 at US$54.39 per ADS as a result of the reinvestment of dividends on shares held by them in the BP Deferred Annual Bonus Plan:-

Ms S. Bott	246.235 ADSs (equivalent to approximately 1,477 ordinary shares)
Mr R. Malone	155.744 ADSs (equivalent to approximately 934 ordinary shares)
Mr H. L. McKay	147.509 ADSs (equivalent to approximately 885 ordinary shares)

Mr R. Malone also received 238.134 ADSs (equivalent to approximately 1,429 ordinary shares) at US$54.39 each as a result of the reinvestment of dividend held by him in the BP LTPP Deferred Plan.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

Exhibit 3.0

BP p.l.c. - Director/PDMR Shareholding
BP p.l.c. - 24 September 2008

We were advised on 24 September 2008 by Wells Fargo Shareowner Services that the following Directors of BP p.l.c. received the numbers of BP ADSs (ISIN no. US0556221044) shown opposite their names below on 11 September 2008 @ $54.308 per ADS under the Company's US dividend reinvestment plan:-

Mr. E.B. Davis, Jr       115.2633 ADSs
                                  (equivalent to approximately 692 Ordinary shares)

Mr. I.C. Conn              110.0640 ADSs
                                  (equivalent to approximately 660 Ordinary Shares)

This notice is given in fulfilment of the obligations under section 324(5) of the Companies Act 1985 and DR3.1.4 (1)(a)R.

Exhibit 3.1

BP p.l.c. – Director/PDMR Shareholding

BP p.l.c. - 24 September 2008

BP p.l.c. was informed on 24 September 2008, by Fidelity Stock Plan Services LLC, that Mr H. L. McKay (a person discharging managerial responsibility) received an award of 6,000 ADS performance shares (equivalent to 36,000 ordinary shares) on 8 September 2008 under the BP Medium Term Performance Plan (the Award). These shares pertain to the 2008-2010 performance period. The number of shares set out above is the maximum number which may vest under the Award. The actual number of shares which vest will depend on the extent to which performance conditions have been satisfied over the three-year period ending 31 December 2010.

This notice is given in fulfillment of the obligation under DTR3.1.4R.

Exhibit 3.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 25 September 2008

BP p.l.c. announces that on 24 September 2008 it transferred to participants in its employee share schemes 410,264 ordinary shares at prices between 350.00 pence and 455.00 pence. These shares were previously held as treasury shares.

Following the above transaction BP p.l.c. holds 1,893,076,215 ordinary shares in Treasury, and has 18,725,053,235 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

Exhibit 3.3

BP p.l.c. - Total Voting Rights

BP p.l.c. - 30 September 2008

BP p.l.c.

Voting Rights and Capital -
Transparency Directive Disclosure

London 30 September 2008

Pursuant to Disclosure and Transparency Rule 5.6:-

- The issued share capital of BP p.l.c. comprised 18,725,053,235 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value £1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 18,730,135,735. This figure excludes (i) 1,893,076,215 ordinary shares which have been bought back and held in treasury by BP; and (ii) 176,756,267 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

Exhibit 3.4

BP p.l.c. – Director/PDMR Shareholding
BP p.l.c. - 30 September 2008

BP p.l.c. was advised on 30 September 2008, by Computershare Plan Managers that the following directors and senior executives (persons discharging managerial responsibility) received the numbers of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names on 18 September 2008 @ £5.239431 per Ordinary share as a result of reinvestment of dividends on shares held by them in the BP Deferred Annual Bonus Plan:-

Ms V. Cox	1,106 shares
Mr A. Inglis	278 shares
Mr J. Mogford	1,204 shares
Mr S. Westwell	834 shares

Ms V. Cox also received 821 ordinary shares on 18 September 2008 at £5.239431 per share, as a result of the reinvestment of dividends on shares held by her in the BP Long Term Performance Plan (Deferred).

Mr J. Mogford also received 284 ordinary shares and Mr S. Westwell also received 159 ordinary shares on 18 September 2008 at £5.239431 per share, as a result of the reinvestment of dividends on shares held by them.

BP p.l.c. was further informed that Mr A. Hayward, a director of BP p.l.c., received 1,222 ordinary shares on 18 September 2008 at £5.239431 per share, as a result of the reinvestment of dividends on shares held by him in the BP Executive Directors Incentive Plan, and that Mr I. Conn, a director of BP p.l.c., received 1,055 ordinary shares on 18 September 2008 at £5.239431 per share, as a result of the reinvestment of dividends on shares held by him in the BP Long Term Performance Plan.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 6 October 2008

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary